EXHIBIT 12.1

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges

Year Ended December 31,
Dollars in millions	2004		2003		2002		2001		2000
Earnings
Income from continuing operations before taxes	$1,735		$1,568		$1,821		$564		$1,848
Fixed charges excluding interest on deposits	357		346		432		762		1,032

Subtotal	2,092		1,914		2,253		1,326		2,880
Interest on deposits	484		457		659		1,229		1,653

Total	$2,576		$2,371		$2,912		$2,555		$4,533

Fixed charges
Interest on borrowed funds	$298		$258		$315		$645		$914
Interest component of rentals	58		59		58		53		50
Amortization of notes and debentures	1		1		1		1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts	0		28		58		63		67

Subtotal	357		346		432		762		1,032
Interest on deposits	484		457		659		1,229		1,653

Total	$841		$803		$1,091		$1,991		$2,685

Ratio of earnings to fixed charges
Excluding interest on deposits	5.86	x	5.53	x	5.22	x	1.74	x	2.79	x
Including interest on deposits	3.06		2.95		2.67		1.28		1.69